UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number:  001-36277

North Atlantic Drilling Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release, dated August 25, 2016, of North Atlantic Drilling Ltd. (the "Company"), announcing the Company's financial results for the second quarter ended June 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH ATLANTIC DRILLING LTD. (registrant)

Dated: August 30, 2016	By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

EXHIBIT 1

North Atlantic Drilling Ltd. (NADL) – Second quarter 2016 results
Highlights for the second quarter
•	Economic Utilization[1] of 99%.
•	Revenues of $164.6 million.
•	Operating income of $54.0 million.
•	EBITDA[2] of $109.0 million.
•	Net income of $16.6 million and net income attributable to shareholders of $12.9 million. The earnings per share was $0.53.
Financial highlights
Second quarter 2016 results
Revenues for the second quarter 2016 were $164.6 million compared to $151.6 million for the first quarter of 2016. The primary reason for the increase is the West Phoenix which returned to drilling operations on March 6, 2016 after concluding its idle period over the winter months.
Operating income for the second quarter was $54.0 million, an increase of $21.0 million compared to the first quarter of 2016 operating income of $33.0 million. The increase in operating income is primarily due to the West Phoenix returning to operations as stated above.
Net financial items for the second quarter of 2016 amounted to a charge of $35.8 million. The charge included $26.8 million in interest expenses and a loss on financial derivatives of $8.5 million, partly offset by a foreign exchange gain of $1.4 million related to the NOK1,500 million bond loan. The first quarter of 2016 incurred a net financial charge of $35.1 million, including interest expenses of $26.0 million and a loss on foreign exchange of $7.3 million mainly related to the NOK1,500 million bond loan.
Income tax expense for the second quarter was $1.6 million, compared to $4.0 million in the first quarter of 2016. The decrease is attributable to a change estimate of the tax expense initially recognized relating to prior reporting periods, following the submission of tax returns.
Net income for the second quarter was $16.6 million and net income attributable to shareholders was $12.9 million, resulting in a basic earnings per share of $0.53. This is compared to net loss of $6.1 million and a net loss attributable to shareholders of $9.9 million for the first quarter of 2016.

[1]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.
[2]	EBITDA is defined as 'Earnings Before Interest, Tax, Depreciation and Amortization' and has been calculated by taking operating income plus depreciation, but excluding gains or losses on disposals and impairment charges.
1

The Company reports operating revenues of $316.2 million, operating income of $87.0 million and a net income of $10.5 million for the six months ended June 30, 2016. This compares to operating revenues of $402.7 million, operating income of $101.4 million and a net income of $32.9 million for the six months ended June 30, 2015.
Balance sheet as at June 30, 2016
As at June 30, 2016, total assets decreased to $3,119.1 million from $3,157.0 million compared to the previous quarter.
Total current assets increased to $258.0 million from $243.5 million compared to the previous quarter. The increase was mainly due to an increase in accounts receivables, partly offset by a fall in cash balances.
Total non-current assets decreased to $2,861.1 million from $2,913.5 million compared to the previous quarter. The decrease was mainly due to depreciation on drilling units.
Total current liabilities increased to $1,400.1 million from $444.2 million compared to the previous quarter. The increase is largely due to the outstanding balance on the $2 billion senior secured credit facility being presented in "Current portion of long-term debt" as it matures in June 2017. Refer to the Financing update section below for more information.
Total interest bearing debt, including related party debt and the current portion, decreased to $2,384.8 million from $2,411.6 million during the quarter.  During the second quarter the Company repaid $42.0 million on the $2 billion credit facility and $12.0 million on the $475 million credit facility.
Total equity decreased to $402.6 million from $416.6 million compared to the previous quarter. The decrease is primarily due to the fall in the non-controlling interest, as the Ship Finance International leasing entity that  we consolidate, SFL Linus Limited, declared a dividend of $32 million in the period to Ship Finance International. The decrease in equity was partly offset by net income for the quarter.
Cash flow
As at June 30, 2016, cash and cash equivalents decreased to $80.0 million from $87.4 million compared to the previous quarter.
For the six-month period ending June 30, 2016, net cash provided by operating activities was $35.8 million, net cash provided by investing activities amounted to $0.4 million, and net cash used in financing activities was $111.2 million.  For the six-month period ending June 30, 2015, net cash provided by operating activities was $197.8 million, net cash used in investing activities amounted to $21.0 million, and net cash used in financing activities was $157.1 million. The fall in net cash from operating activities compared to the prior year is due to the increase in outflows of working capital balances, primarily the increase in accounts receivable balances.
Operations
During the second quarter, North Atlantic Drilling had four offshore drilling rigs in operation offshore Norway, one rig returned to operations on March 6, 2016 in the UK sector of the North Sea, and two idle rigs in Norway: the West Navigator and the West Venture. Economic utilization for the second quarter was 99 percent, compared to 97 percent in the first quarter.
Technical utilization for the third quarter 2016 to date is 98%.
2

Commercial, Revenue Backlog and Newbuild Program
The West Phoenix returned to drilling activities with Total E&P UK Limited on March 6, 2016 after completing its idle period under contract during the winter season. The unit will continue under its contract through August 2016.
On July 31, 2016, the West Alpha concluded its contract with Exxon and will remain idle in Norway at the same location as the West Navigator and West Venture.
Currently, the Company's revenue backlog is $420 million. Average remaining contract length is approximately 11 months excluding clients' options for extensions.
On December 2, 2015, the Company signed an amendment with Jurong Shipyard for the deferral of the delivery of the semi-submersible drilling unit, the West Rigel, or the Unit. The deferral period originally lasted until June 2016, but was then subsequently extended to September 2, 2016. Following completion of the deferral period, the Company and Jurong have agreed to form a joint asset holding company for joint ownership of the Unit, to be owned 23% by the Company and 77% by Jurong, in the event no employment is secured for the Unit and no alternative transaction is completed.  Until the end of the deferral period, the Company will continue to market the Unit for an acceptable drilling contract, and the Unit will remain at the Jurong Shipyard in Singapore. The Company and Jurong may also consider other commercial opportunities for the Unit during this period. However, based on current market conditions, management deems the most probable outcome to be that the Unit will be contributed to the joint asset holding company. The West Rigel has no future capex and is classified as an asset held for sale.
Market Development and Outlook
Oil prices appear to be stabilizing in the $40-50 range and there is a sense of optimism from the industry that we have seen the worst of this downcycle.  Decline curves continue to accelerate and oil companies are beginning to see the impacts of spending cuts over the last two years. There is a growing realization that this level of investment is not sustainable and capital will be required to slow decline curves and grow production at some point.
In spite of an apparent shift in market sentiment, offshore drilling lags behind the cycle and remains challenging.  The North Sea offshore tendering activity has improved, however there continues to be multiple rigs bid for opportunities and a significant supply overhang driving rates to near operating breakeven levels. Although scrapping and stacking activity is addressing some of this overhang, it will likely take 12-18 months after the bottom of the cycle for rates to improve materially.
While major oil companies in the Norwegian Continental Shelf have canceled or delayed large multi-year field development programs to 2018 through 2020, mid-sized companies are showing increased requirements for new development work in the coming year. In the UK there continues to be an increase in plug and abandonment programs which do not require higher specification or newer units. On the onset this is positive to keep aging rigs working, however these programs are further prolonging the decision for rig owner to stack or scrap the older units which predominately make up the market.
Currently there are 17 active floaters in the Norway and 15 in the UK. There are 22 rigs stacked representing 60% marketed utilization. There are 26 active jack-ups in the same regions with nine stacked representing 74% marketed utilization. In addition to eight harsh environment newbuild rigs that are capable for working in the North Atlantic region, of which many have been delayed that are not contracted.
The majority of the rigs in this market area are 25 years or older. Owners of older units that require significant capital expenditures and are not under contract will likely continue to conclude that investments on these units does not make economic or strategic sense.  This, taken into consideration with the delays in newbuild deliveries, is expected to result continued fleet contraction and ultimately contribute to the balancing of the market.
3

Financing update
During the second quarter we extended the US$2.0 billion senior secured credit facility maturity to end June 2017 and amended certain covenants measured at the Seadrill consolidated level, as the first part of a broader plan to refinance and recapitalize the business.  By deferring the imminent maturity and resetting a number of covenants we have established a more stable platform to pursue and conclude negotiations with our stakeholders.
We have met our milestone obligations as they have become due and we remain in constructive discussions with our banks around a long term solution that will bridge us to a recovery in the industry.  We continue to expect this process will conclude by the year end.
Forward Looking Statements
This report includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.  These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions, including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company's fleet, the cost and timing of shipyard and other capital projects,  the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions including the international financial crisis, changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed.  When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Annual Report on Form 20-F.
The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.
August 25, 2016
The Board of Directors
North Atlantic Drilling Ltd.
Hamilton, Bermuda

Questions should be directed to North Atlantic Management AS represented by:
Scott McReaken: Chief Financial Officer

4

North Atlantic Drilling Ltd

North Atlantic Drilling Ltd
Unaudited Consolidated Statements of Operations
for the three and six months ended June 30, 2016 and 2015
(In millions of US$)
	Three month period ended June 30,		Six month period ended June 30,
	2016	2015	2016	2015
Operating revenues
Contract revenues	161.7	203.7	308.2	393.5
Reimbursable revenues	2.9	7.0	8.0	9.2
Total operating revenues	164.6	210.7	316.2	402.7

Gain on disposal *	—	—	2.4	—

Operating expenses
Vessel and rig operating expenses *	45.3	70.5	95.6	151.7
Reimbursable expenses	2.8	6.0	7.6	7.7
Depreciation	55.0	54.8	111.7	110.3
General and administrative expenses *	7.5	14.9	16.7	31.6
Total operating expenses	110.6	146.2	231.6	301.3

Operating income	54.0	64.5	87.0	101.4

Financial items
Interest expense *	(26.8)	(25.1)	(52.8)	(49.7)
(Loss)/gain from derivative financial instruments	(8.5)	8.8	(8.5)	(25.5)
Foreign exchange gain/(loss)	1.4	(3.4)	(5.9)	11.0
Other financial items *	(1.9)	(0.8)	(3.7)	(2.2)
Total financial items	(35.8)	(20.5)	(70.9)	(66.4)

Income before income taxes	18.2	44.0	16.1	35.0
Income tax (expense)/benefit	(1.6)	0.2	(5.6)	(2.1)
Net income	16.6	44.2	10.5	32.9

Net income to non-controlling interest	3.7	4.1	7.5	8.2
Net income attributable to the shareholders of the Company	12.9	40.1	3.0	24.7

Basic earnings per share (US$) **	0.53	1.66	0.12	1.02
Diluted earnings per share (US$) **	0.53	1.66	0.12	1.02

*	Includes transactions with related parties. Refer to Note 17 - Related Party Transactions.
**	As a result of the stock split and capital reduction, the earnings per share and declared dividends per share have been retrospectively adjusted for prior periods. Refer to Note 14 for more information.
See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd
Unaudited Consolidated Statements of Comprehensive Income
for the three and six months ended June 30, 2016 and 2015
(In millions of US$)
	Three month period ended June 30,		Six month period ended June 30,
	2016	2015	2016	2015
Net income	16.6	44.2	10.5	32.9

Other comprehensive income/(loss), net of tax:
Unrealized actuarial gain relating to defined benefit pension scheme	1.3	12.0	6.6	21.5
Unrealized loss on interest rate swaps in the variable interest entities	(0.2)	0.8	(1.8)	(0.5)
Other comprehensive income net of tax	1.1	12.8	4.8	21.0

Total comprehensive income for the period	17.7	57.0	15.3	53.9

Total comprehensive income attributable to non-controlling interests	3.5	4.9	5.7	7.7
Total comprehensive income attributable to the shareholders	14.2	52.1	9.6	46.2

Note: All items of other comprehensive income / (loss) are stated net of tax.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd
Unaudited Consolidated Balance Sheets
as of June 30, 2016 and December 31, 2015
(In millions of US$ except for share, and per share data)
	June 30, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	80.0	150.9
Restricted cash	6.1	6.5
Accounts receivables, net	145.3	99.3
Related party receivables	8.2	4.7
Other current assets	18.4	25.1
Total current assets	258.0	286.5
Non-current assets
Drilling units	2,635.6	2,738.0
Non-current assets held for sale	128.4	128.4
Deferred tax assets	7.4	7.5
Other non-current assets	89.7	94.7
Total non-current assets	2,861.1	2,968.6
Total assets	3,119.1	3,255.1
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	1,159.5	210.4
Related party liabilities	26.7	39.8
Trade accounts payable	10.8	12.3
Tax payable	25.4	20.3
Other current liabilities	177.7	211.8
Total current liabilities	1,400.1	494.6
Non-current liabilities
Long-term interest bearing debt	905.5	1,903.5
Long-term debt to related party	319.8	321.0
Deferred taxes	47.7	57.7
Pension liabilities	25.5	37.4
Other non-current liabilities	17.9	22.2
Total non-current liabilities	1,316.4	2,341.8
Equity
Common shares of par value US$0.10 per share: 24,114,232 shares outstanding at June 30, 2016 (December 31, 2015: 24,114,232 shares outstanding)	2.4	2.4
Additional paid-in capital	49.2	49.2
Contributed surplus	2,037.6	2,037.6
Contributed deficit	(1,188.4)	(1,188.4)
Accumulated other comprehensive loss	(17.1)	(23.7)
Accumulated deficit	(481.3)	(484.9)
Total Shareholder's equity	402.4	392.2
Non-controlling interest	0.2	26.5
Total equity	402.6	418.7
Total liabilities and equity	3,119.1	3,255.1
See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd
Unaudited Consolidated Statement of Cash Flows
for the six months ended June 30, 2016 and 2015
(In millions of US$)

	Six month period ended June 30,
	2016	2015
Cash flow from operating activities
Net Income	10.5	32.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	111.7	110.3
Amortization of deferred loan charges	4.8	3.9
Amortization of tax assets	4.6	4.3
Share based compensation expense	0.6	0.2
Unrealized (gain)/loss related to financial derivatives	(5.0)	2.6
Unrealized foreign exchange loss/(gain) on long-term interest bearing debt	8.6	(10.2)
Payments for long-term maintenance	(9.1)	(16.3)
Deferred income tax	(9.9)	(0.5)

Changes in operating assets and liabilities:
Trade accounts receivable	(46.0)	83.8
Trade accounts payable	(1.5)	(2.6)
Short-term related party receivables and liabilities	(0.7)	67.9
Other receivables and other assets	0.9	3.6
Other liabilities	(22.5)	(77.2)
Deferred revenue	(11.2)	(4.9)
Net cash provided by operating activities	35.8	197.8
Cash flow from investing activities
Additions to newbuildings	—	(20.0)
Additions to rigs and equipment	—	(3.6)
Changes in restricted cash	0.4	2.6
Net cash provided by/(used in) investing activities	0.4	(21.0)

Cash flow from financing activities
Installments paid on long-term interest bearing term debt	(107.1)	(157.1)
Debt fees paid	(4.1)	—
Net cash used in financing activities	(111.2)	(157.1)

Effect of exchange rate changes on cash and cash equivalents	4.1	(1.4)

Net (decrease)/increase in cash and cash equivalents	(70.9)	18.3
Cash and cash equivalents at the beginning of the period	150.9	116.2
Cash and cash equivalents at the end of the period	80.0	134.5

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd
Unaudited Consolidated Statements of Changes in Equity
for the six months ended June 30, 2016 and 2015
(In millions of US$)

	Share capital	Additional paid-in capital	Contributed surplus	Contributed deficit	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholder's equity	Non-controlling interest	Total equity
Balance at December 31, 2014	1,205.7	48.6	834.3	(1,188.4)	(390.1)	(58.6)	451.5	10.1	461.6
Share based compensation	—	0.2	—	—	—	—	0.2	—	0.2
Other comprehensive income/(loss)	—	—	—	—	—	21.5	21.5	(0.5)	21.0
Net (loss)/income	—	—	—	—	24.7	—	24.7	8.2	32.9
Balance at June 30, 2015	1,205.7	48.8	834.3	(1,188.4)	(365.4)	(37.1)	497.9	17.8	515.7

Balance at December 31, 2015	2.4	49.2	2,037.6	(1,188.4)	(484.9)	(23.7)	392.2	26.5	418.7
Share based compensation	—	—	—	—	0.6	—	0.6	—	0.6
Other comprehensive income/(loss)	—	—	—	—	—	6.6	6.6	(1.8)	4.8
Net income	—	—	—	—	3.0	—	3.0	7.5	10.5
Dividends declared to non-controlling interest	—	—	—	—	—	—	—	(32.0)	(32.0)
Balance at June 30, 2016	2.4	49.2	2,037.6	(1,188.4)	(481.3)	(17.1)	402.4	0.2	402.6

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Dividends per share
During the six months ended June 30, 2016, and 2015, the Company did not declare any dividends.

North Atlantic Drilling Ltd
Notes to Unaudited Consolidated Financial Statements
Note 1 – General information
North Atlantic Drilling Ltd ("North Atlantic Drilling") is an offshore drilling contractor in the North Atlantic Area providing harsh environment drilling services to the oil and gas industry.  North Atlantic Drilling was formed as a wholly owned subsidiary of Seadrill Limited ("Seadrill" or the "Parent") on February 10, 2011 under the laws of Bermuda to acquire certain continuing businesses of Seadrill in the North Atlantic region. The Company was registered on the Norwegian Over The Counter (N-OTC) list on February 24, 2011. On January 29, 2014 the Company was listed on the New York Stock Exchange. Following the Initial Public Offering in January 2014, Seadrill owned 70.4% of the Company.
As of June 30, 2016, North Atlantic Drilling owned seven offshore drilling units, consisting of one drillship, three jack-up drilling rigs and three semi-submersible drilling rigs. In addition one semi-submersible, the West Rigel, is classified as an asset held for sale as of June 30, 2016.
As used herein, and unless otherwise required by the context, the terms the "Company", "we", "Group", "our", "us" and words of similar import refer to North Atlantic Drilling and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.
Basis of presentation
The accompanying unaudited interim consolidated financial statements have been prepared on the same basis as the Company's audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments that are considered necessary for a fair statement of the Company's financial statements in accordance with generally accepted accounting principles in the United States of America (US GAAP). The accompanying unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our annual report on form 20-F for the year ended December 31, 2015.  The amounts are presented to the nearest hundred thousand United States dollar (US dollar), unless stated otherwise.
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2015 unless otherwise included in these unaudited interim financial statements as separate disclosures.
Note 2 - Recent Accounting Pronouncements
Recently Adopted Accounting Standards
In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which changes guidance related to both the variable interest entity ("VIE") and voting interest entity ("VOE") consolidation models. With respect to the VIE model, the standard changes, among other things, the identification of variable interests associated with fees paid to a decision maker or service provider, the VIE characteristics for a limited partner or similar entity, and the primary beneficiary determination. With respect to the VOE model, the ASU eliminates the presumption that a general partner controls a limited partnership or similar entity unless the presumption can otherwise be overcome. Under the new guidance, a general partner would largely not consolidate a partnership or similar entity under the VOE model. The Company adopted this ASU effective January 1, 2016. The adoption of this ASU did not impact the Company's consolidated financial statements and related disclosures.

In April 2015, the FASB issued ASU 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement, which provides explicit guidance about a customer's accounting for fees paid in a cloud computing arrangement. Under the ASU, if a cloud computing arrangement includes a software license, then the software license element of the arrangement should be accounted for consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the arrangement should be accounted for as a service contract. The Company adopted this ASU prospectively to arrangements entered into, or materially modified beginning January 1, 2016. The adoption of this ASU did not impact the Company's consolidated financial statements and related disclosures.
In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The guidance further requires that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date and present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The Company adopted this ASU effective January 1, 2016 with prospective application. The adoption of this ASU did not impact the Company's consolidated financial statements and related disclosures.
Recently Issued Accounting Standards
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements.  This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The new standard also requires additional qualitative and quantitative disclosures. In April 2015 the FASB proposed to defer the effective date of the guidance by one year.  Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017,  and shall be applied, at the Company's option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption.  Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.
In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.
In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities. The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current US GAAP. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and early adoption is permitted in some cases. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.
In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The update clarifies principal vs agent accounting of the new revenue standard. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company's option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption.  Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.
In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The update simplifies the accounting for share based payment transactions. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.
In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The update provides more clarification about identifying performance obligations and licensing. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company's option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.
In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606):Narrow-Scope Improvements and Practical Expedients. The update provide some further guidance on assessing the collectability criteria, presentation of sales tax and other similar taxes collected from customers, noncash considerations and certain other matters related to transition and technical corrections. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company's option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption.  Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard's provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted.The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.
Note 3 – Segment information
The Company provides harsh environment offshore drilling services to the oil and gas industry. The Company's performance is reviewed by the chief operating decision maker as one reportable segment, mobile units.

Revenues from the following customers accounted for more than 10% of the Company's consolidated revenues:
(In millions of US$)	Three month period ended June 30,		Six month period ended June 30,
	2016	2015	2016	2015
Statoil	34%	45%	35%	47%
ExxonMobil	30%	21%	31%	21%
Conoco Phillips	20%	16%	21%	17%
Total	16%	18%	12%	15%
Other	—%	—%	1%	—%
Total	100%	100%	100%	100%

Geographic segment data
Revenues are attributed to geographical segments based on the country of operations for drilling activities; that is, the country where the revenues are generated.  The following presents the Company's total operating revenue by geographic area:
(In millions of US$)	Three month period ended June 30,		Six month period ended June 30,
	2016	2015	2016	2015
Norway	137.8	173.6	278.1	342.2
United Kingdom	26.8	37.1	38.1	60.5
Total	164.6	210.7	316.2	402.7

As of June 30, 2016, one of the Company's drilling units, with a net book value of $629.2 million, was located in the United Kingdom, all other units were located in Norway. As of December 31, 2015, one of the Company's drilling units, with a net book value of $643.6 million, was located in the United Kingdom and all other units were located in Norway. Asset location at the end of the period is not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during the period.
Note 4 – Taxation
The effective tax rate for the six months ended June 30, 2016 and 2015 was 34.8% and 6.0%, respectively. The income tax expense increased by $3.5 million for the six months ended June 30, 2016 as compared to the six months ended June 30, 2015. The increase is primarily attributable to change in the estimate of the tax expense initially recognized relating to prior reporting periods following the submission of tax returns, which resulted in a larger benefit in 2015 compared to 2016.
Note 5 – Earnings per share
The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:
(In millions of US$)	Three month period ended June 30,		Six month period ended June 30,
	2016	2015	2016	2015
Net loss attributable to shareholders	12.9	40.1	3.0	24.7
Effect of dilution	—	—	—	—
Diluted net loss attributable to stockholders	12.9	40.1	3.0	24.7

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In millions of US$)	Three month period ended June 30,		Six month period ended June 30,
	2016	2015	2016	2015
		Restated*		Restated*
Basic loss per share:
Weighted average number of common shares outstanding	24.1	24.1	24.1	24.1

Diluted loss per share:
Weighted average number of common shares outstanding	24.1	24.1	24.1	24.1
Effect of dilution	—	—	—	—
Diluted numbers of shares	24.1	24.1	24.1	24.1

Basic loss per share (US$)	0.53	1.66	0.12	1.02
Diluted loss per share (US$)	0.53	1.66	0.12	1.02

* As a result of the stock split and capital reduction on December 30, 2015, the earnings per share has been retrospectively adjusted.  Refer to Note 14 for more information.
Note 6 – Accounts receivable
Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at June 30, 2016 was $2.3 million (December 31, 2015: $12.1 million).
The Company did not recognize any bad debt expense in 2016 and 2015, but has instead reduced contract revenue for the disputed amounts.
Note 7 – Other current assets
(In millions of US$)	June 30, 2016	December 31, 2015
Reimbursable amounts due from customers	5.2	7.4
Deferred tax effect of internal transfer of assets – current portion	9.3	9.1
Prepaid expenses	2.4	5.3
Derivative financial instruments (1)	—	1.5
VAT receivables	1.5	1.8
Total other current assets	18.4	25.1

(1)	Derivative financial instruments consist of unrealized gain on interest rate swaps. Additional disclosure has been provided in Note 18.

Note 8 – Newbuildings

(In millions of US$)	Six months ended June 30, 2016	Year ended December 31, 2015
Opening balance at the beginning of the period	—	172.6
Additions	—	37.8
Re-classified as held for sale	—	(210.4)
Closing balance at the end of the period	—	—

The additions in 2015 relate to the West Rigel and include capitalized interest expenses.
As of December 2, 2015, the West Rigel, with book value of $210.4 million, was reclassified as an asset held for sale. Refer to Note 21 for more information.
Note 9 – Drilling units
(In millions of US$)	June 30, 2016	December 31, 2015
Cost	4,125.4	4,116.1
Accumulated depreciation	(1,489.8)	(1,378.1)
Net book value	2,635.6	2,738.0

Depreciation expense for the three months ended June 30, 2016 and 2015 was $55.0 million and $54.8 million respectively.
Depreciation expenses for the six months ended June 30, 2016 and 2015 was $111.7 million and $110.3 million respectively.
Note 10 – Other non-current assets
(In millions of US$)	June 30, 2016	December 31, 2015
Deferred tax effect of internal transfer of assets - Long-term portion	88.3	92.9
Other	1.4	1.8
Total other non-current assets	89.7	94.7

Note 11 – Debt
As of June 30, 2016 and December 31, 2015, the Company had the following debt facilities:
(In millions of US$)	June 30, 2016	December 31, 2015
Credit facilities:
US$2,000 facility	1,116.6	1,200.0
US$475 facility (SFL Linus)	380.0	354.0
Total credit facilities principal	1,496.6	1,554.0

Bonds:
NOK1,500 bond *	179.0	170.6
US$600 bond **	600.0	600.0
Total bonds principal	779.0	770.6

Related party loans:
Loan from related party	123.4	125.0
Total debt principal	2,399.0	2,449.6

Less: current portion of long term debt	(1,168.1)	(218.1)
Less: Related party share of long term debt	(319.8)	(321.0)
Long-term portion of debt principal	911.1	1,910.5
* Seadrill is the owner of 5.5% of the bond, this portion is presented as a related party liability in the Company's consolidated balance sheet. Refer to Note 17 - Related party transactions.
** Seadrill is the owner of 31.1% of the bond, this portion is presented as a related party liability in the Company's consolidated balance sheet. Refer to Note 17 - Related party transactions.
The tables below show the debt issuance costs that are netted against the current and long-term debt for each of the periods presented:
Outstanding debt as at June 30, 2016
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	1,168.1	(8.6)	1,159.5
Long-term portion of debt	911.1	(5.6)	905.5
Related party share of long term debt	319.8	—	319.8
Total external debt	2,399.0	(14.2)	2,384.8

Outstanding debt as at December 31, 2015
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	218.1	(7.7)	210.4
Long-term portion of debt	1,910.5	(7.0)	1,903.5
Related party share of long term debt	321.0	—	321.0
Total external debt	2,449.6	(14.7)	2,434.9

The outstanding external and related party debt as of June 30, 2016 is repayable as follows:
(In millions of US$)	Twelve months ending June 30, 2016
2017	1,168.1
2018	47.5
2019	1,060.0
2020	—
2021	—
2022 and thereafter	123.4
Total debt principal	2,399.0

Credit facilities
$2,000 million senior secured credit facility
In April 2011, the Company entered into a $2,000 million senior secured credit facility to fund the Company's acquisition of West Phoenix, West Navigator, West Alpha, West Epsilon, West Venture, and West Elara. The $2,000 million senior secured credit facility has a 6 year term payable quarterly with a balloon payment of $950 million at maturity. The maturity date was amended to the end of June 2017, and the outstanding balance is now presented in "Current portion of long-term debt". Refer to the sections below for more information. The loan bears interest of Libor plus 2.0% per annum.
$475 million secured term loan
In October 2013, SFL Linus Ltd entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security. SFL Linus Ltd drew down on the loan at the delivery date of the rig in February 2014. The facility bears interest of LIBOR plus 2.75% and matures in June 2019. During the six months ended June 30, 2016 repayments were $24 million. In addition during the six months ended June 30, 2016, SFL Linus Ltd drew down $50.0 million on the revolving credit tranche of the facility. Subsequently the VIE repaid balances due to Ship Finance, a related party, thus reducing the consolidated related party net debt.
Bonds
NOK 1,500 million senior unsecured bond
On October 30, 2013, a NOK1,500 million senior unsecured bond was issued with maturity date October 2018. The bond bears interest at 3-months NIBOR plus a margin of 4.40%. The bond was subsequently swapped to US dollars with a fixed rate of 6.18% per annum until maturity. As at June 30, 2016, Seadrill is the holder of 5.5% of the bond, which amounts to $9.8 million (December 31, 2015: 5.5% or $9.4 million).
$600 million senior unsecured bond
On January 31, 2014, a $600 million senior unsecured bond was issued with maturity date January 2019. The notes bear a fixed coupon of 6.25%. As at June 30, 2016, Seadrill is the holder of 31.1% of the bond, which amounts to $186.6 million (December 31, 2015: 31.1% or $186.6 million).
Related party loans
SFL Linus Ltd
Ship Finance granted SFL Linus Ltd a loan of $195 million in June 2013. The maturity date is June 30, 2029.  SFL Linus Ltd repaid $70 million in 2014, and the outstanding balance as of June 30, 2016 is $123 million, as the Company has presented receivable balances (current assets) of $1.7 million due to the right of offset in the loan agreement. The proceeds of this loan were used to finance the acquisition of the West Linus. Refer to Note 20 for more information.

Covenants on credit facilities and unsecured bonds
Our credit facilities generally contain financial covenants as well as security provided to lenders in the form of pledged assets.
The full list of the Company's covenants are disclosed in the annual report on 20-F for the year ended December 31, 2015.
The Company's NOK 1,500 million senior unsecured bond, $2,000 million Senior Secured Credit Facility, and $475 million secured term loan are guaranteed by Seadrill. The financial covenants relating to these loans are Seadrill's financial covenants, which are measured at the Seadrill consolidated level. The guarantee fee charged by Seadrill is 0.3% per annum of the outstanding principal.
April 2016 Amendments to Senior Secured Credit Facilities
On April 28, 2016, Seadrill and the Company executed temporary amendment agreements in respect of all their senior secured credit facilities. The maturity of our $2 billion senior secured credit facility has been extended to the end of June 2017.
In addition, the key terms and conditions of these agreements are as follows:
•	Equity ratio: Seadrill is required to maintain a total equity to total assets ratio of at least 30.0%. Prior to the amendment, both total equity and total assets are adjusted for the difference between book and market values of drilling units, as determined by independent broker valuations. The amendment removes the need for the market value adjustment from the calculation of the equity ratio until June 30, 2017.
•	Leverage ratio: the Seadrill is required to maintain a ratio of net debt to EBITDA. Prior to the amendment the leverage ratio had to be no greater than 6.0:1, falling to 5.5:1 from October 1, 2016, and falling again to 4.5:1 from January 1, 2017. The amendment retains the ratio at 6.0:1 until December 31, 2016, and then increases to 6.5:1 between January 1, 2017 and June 30, 2017.
•	Minimum-value-clauses: Seadrill's and the Company's secured bank credit facilities contain loan-to-value clauses, or minimum-value-clauses ("MVC"), which could require the Seadrill and the Company prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. This covenant has been suspended.
•	Minimum Liquidity: The aggregated minimum liquidity requirement for the group to maintain cash and cash equivalents of at least $150 million has been increased to $250 million.
Additional undertakings:
•	Further process: Seadrill and the Company have agreed certain undertakings on a temporary basis while further discussions with lenders under its senior secured credit facilities are ongoing.
•	Restrictive undertakings: Seadrill and the Company has agreed to additional near-term restrictive undertakings applicable during this process, including (without limitation) limitations in respect of:
o	dividends, share capital repurchases and new total return swaps;
o	incurrence and of certain indebtedness
o	investments in, extensions of credit to or the provision of financial support for non-wholly owned subsidiaries;
o	investments in, extensions of credit to or the provision of financial support for joint ventures or associated entities;
o	acquisitions;

o	dispositions;
o	prepayment, repayment or repurchase of any debt obligations;
o	granting security; and
o	payments in respect of newbuild drilling units,
in each case, subject to limited exceptions.
•	Other changes and provisions:
o	Undrawn availability: Seadrill and the Company have agreed to refrain from borrowing any undrawn commitments under its senior secured credit facilities.
o	Fees: The Company has agreed to pay certain fees to its lenders in consideration of these extensions and amendments.
These extensions and amendments are designed to provide Seadrill and the Company and the banking group with a period of stability and certainty while a more comprehensive financing package is agreed. Seadrill and the Company intend to further communicate these financing plans this year.
The Company is in compliance with all covenants as at June 30, 2016.
Note 12 – Other current liabilities
(In millions of US$)	June 30, 2016	December 31, 2015
Derivative financial instruments (1)	117.8	124.5
Accrued interest expense	18.4	17.9
Accrued expenses	11.9	22.5
Employee withheld taxes, social security and vacation payment	7.8	18.7
Withheld business taxes	5.4	6.6
Short term portion of deferred revenues	16.4	21.6
Total other current liabilities	177.7	211.8

(1)	Derivative financial instruments consist of unrealized losses on interest rate swaps, cross currency swaps and foreign exchange rate forwards. Additional disclosure has been provided in Note 18.
Note 13 – Other non-current liabilities
(In millions of US$)	June 30, 2016	December 31, 2015
Deferred revenue	13.8	19.9
Derivative financial instruments (1)	4.1	2.3
Total other non-current liabilities	17.9	22.2

(1)	Derivative financial instruments consist of unrealized losses on interest rate swaps, which are hedge accounted. Additional disclosure has been provided in Note 18.

Note 14 – Share capital
	June 30, 2016		December 31, 2015
Common shares of US$0.10 par value each	Shares	US$ millions	Shares	US$ millions
Authorized share capital	100,000,000	10.0	100,000,000	10.0

Issued and fully paid share capital	24,351,618	2.4	24,351,618	2.4
Treasury shares held by Company	(237,386)	—	(237,386)	—
Outstanding shares in issue	24,114,232	2.4	24,114,232	2.4

Note 15 – Accumulated Other Comprehensive Loss
(In millions of US$)	June 30, 2016	December 31, 2015
Actuarial loss relating to pension	(17.1)	(23.7)
Total accumulated other comprehensive loss, net of tax	(17.1)	(23.7)

For actuarial loss related to pension, the accumulated applicable amount of deferred income taxes related to companies domiciled in Norway, where the tax rate is 25%, amounted to $5.7 million at June 30, 2016 (December 31, 2015 $7.9 million).
Note 16 – Pension benefits
The Company has a defined benefit pension plan covering substantially all employees in Norway. A significant part of this plan is administered by a life insurance company. In addition, the Company has a defined contribution plan for all new onshore employees. Under this scheme, the Company contributes to the employee's pension plan amounts ranging from five to eight percent of the employee's annual salary.
For onshore employees in Norway, continuing with the defined benefit plans, the primary benefits are retirement pension of approximately 66% of salary at retirement age of 67 years, together with a long-term disability pension. The retirement pension per employee is capped at an annual payment of 66% of the total of 12 times the Norwegian Social Security Base. Most employees in this group may choose to retire at 62 years of age on a pre-retirement pension. Offshore employees in Norway have retirement and long-term disability pension of approximately 60% of salary at retirement age of 67. Offshore employees on mobile units may choose to retire at 60 years of age on a pre-retirement pension.
The expenses for our defined benefit pension plans for the six month period ended June 30, 2016 and 2015 were as follows:
	Six month period ended June 30,
(In millions of US$)	2016	2015
Benefits earned during the period	3.3	6.5
Interest cost on prior years' benefit obligation	1.6	1.9
Gross pension cost for the period	4.9	8.4
Expected return on plan assets	(1.6)	(1.7)
Administration charges	0.4	0.4
Net pension cost for the period	3.7	7.1
Social security cost	0.5	1.0
Amortization of actuarial losses	0.8	1.8
Total net pension cost	5.0	9.9

Employer Contributions
In the six months period ended June 30, 2016 and 2015, contributions of $8.8 million and $12.5 million, respectively, were made to the defined benefit pension plans.
The funded status of the defined benefit plan
(In millions of US$)	As at June 30, 2016	As at December 31, 2015
Projected benefit obligations	126.8	129.8
Plan assets at market value	(104.2)	(97.0)
Accrued pension liability exclusive social security	22.6	32.8
Social security related to pension obligations	2.9	4.6
Accrued pension liabilities	25.5	37.4

Change in benefit obligations
(In millions of US$)	Six months ended June 30, 2016	Year ended December 31, 2015

Benefit obligations at beginning of the period	129.8	186.5
Current service cost	3.3	12.2
Interest cost	1.6	3.5
Change in unrecognized actuarial loss / (gain)	0.4	(20.0)
Settlement	(14.0)	(20.2)
Benefits paid	(1.1)	(1.9)
Foreign currency translations	6.8	(30.3)
Benefit obligations at end of the period	126.8	129.8

Change in pension plan assets
(In millions of US$)	Six months ended June 30, 2016	Year ended December 31, 2015

Fair value of plan assets at beginning of the period	97.0	113.8
Expected return on plan assets	1.6	3.2
Change in unrecognized actuarial loss	1.5	—
Administration charges	(0.4)	(0.8)
Contribution by employer	8.8	11.7
Settlement	(7.4)	(11.2)
Benefits paid	(1.1)	(1.9)
Foreign currency translations	4.2	(17.8)
Fair value of plan assets at end of the period	104.2	97.0

During the first quarter of 2016, and also during the first quarter 2015, a number of employees left the Company and as a result the defined benefit scheme transferred the pension liability for these employees to the life insurance company administering the scheme. The difference between the reduction in benefit obligation and the plan assets transferred to the life insurance company has been recognized within "Other comprehensive income". The settlement is not deemed to be significant in the context of the overall scheme and as such net unrecognized actuarial losses have not been recycled as a result of the settlement.
Note 17 – Related party transactions
The Company transacts business with the following related parties, being companies in which Seadrill's principal shareholder, Hemen Holdings Ltd. (herein referred to as "Hemen"), and companies associated with Hemen, have a significant interest:
- Seadrill
- Ship Finance International Limited ("Ship Finance")
- Frontline Management (Bermuda) Limited ("Frontline")
- Seatankers Management AS ("Seatankers")
- Archer Limited ("Archer")
- Sevan Drilling Limited ("Sevan")
The Company has entered into the following significant agreements with related parties:
Seadrill transactions
$600 million senior unsecured bond
Seadrill is the holder of 31.1% of the $600 million bond, which amounts to $186.6 million (December 31, 2015: 31.1% or $186.6 million). The bond was entered into in January 2014 with a fixed coupon of 6.25% and matures in January 2019. Interest due to Seadrill for the six months ended June 30, 2016 was $5.8 million (six months ended June 30, 2015: $4.7 million).
$85 million Revolving Credit Facility
Seadrill provided the Company with an unsecured revolving shareholder loan of $85 million. No drawdowns were outstanding on this facility as at December 31, 2014 and no drawdowns were made during 2015. The facility matured in January 2015. Interest and commitment fee charged relating to the shareholder loan from Seadrill for the six months ended June 30, 2016 amounted to $0.0 million (six months ended June 30, 2015: $0.1 million).
NOK 1,500 million senior unsecured bond
Seadrill is the holder of 5.5% of the NOK1,500 bond loan, which amounts to $9.8 million (December 31, 2015: 5.5% or $9.4 million). Interest due to Seadrill for the six months ended June 30, 2016 was $0.2 million (six months ended June 30, 2015: $0.2 million).

Financial covenants and debt guarantees
In February 2015, the Company received approval from its Norwegian Bondholders to amend the Bond Agreement for its NOK 1,500 million Norwegian Bond maturing in 2018. Under the terms of the agreement, Seadrill will provide a guarantee for the Bond Issue in exchange for amendments to the covenant package, principally replacing the current financial covenants with the financial covenants within Seadrill's NOK bonds. Additionally, the Company received approval to amend the covenants in its $2 billion credit facility and the Ship Finance $475 million term loan and revolving credit facility. Under the terms of the agreements, Seadrill provides a guarantee for the credit facilities in exchange for amendments to the covenant package, principally replacing the Company's existing financial covenants with financial covenants within Seadrill's secured credit facilities. As such there are no longer separate financial covenants contained within the Company's credit facilities or bond agreements. The guarantee fee charged by Seadrill is 0.3% per annum of the outstanding principal. The total guarantee fee for the six months ended June 30, 2016 was $2.7 million (six months ended June 30, 2015: $1.2 million). These fees are classified with "other financial items" on the statement of operations.
Performance guarantees
Seadrill provides performance guarantees in connection with the Company's drilling contracts, and charges the Company an annual fee of 1% of the guaranteed amount to provide these guarantees. The total amount of such guarantees was $200.0 million at June 30, 2016 and $225 million at December 31, 2015. The incurred fee was $1.0 million and $1.2 million for the six months ended June 30, 2016 and 2015, respectively. These fees are classified with "other financial items" on the statement of operations. The Company has agreed to reimburse Seadrill for all claims made against Seadrill under the performance guarantees.
Management services
North Atlantic Management provides all day-to-day management functions to the Company and its subsidiaries including operations support in accordance with the terms of the General Management Agreement. North Atlantic Management has contracted Seadrill Management Ltd to provide corporate and senior management services in accordance with the terms of the Management and Administrative Services Agreement. The agreement can be terminated by either party at 90 days' notice. In consideration of the services provided to the Company, the Company pays Seadrill a fee that includes the operating costs attributable to the Company plus a margin of 8%. For the six month period ended June 30, 2016 and 2015, Seadrill had charged North Atlantic Management a total fee of $9.6 million and $11.7 million, respectively, for providing the services under the Management and Administrative Services Agreement.
Sale of spare parts
During the six months ended June 30, 2016, North Atlantic Rigel Ltd, the wholly owned subsidiary of the Company that currently owns the investment in the West Rigel, sold certain spare parts to Seadrill. The parts were sold for a consideration of $2.4 million, representing the historical purchase price of the spare parts. The book value of the spare parts was written down to nil during the year ended December 31, 2015, when the West Rigel was classified as an asset held for sale and the carrying value of these spare parts was considered to be not recoverable. Consequently, a gain on disposal of $2.4 million has now been recognized in the Company's statement of operations during the period.

Other guarantees
Seadrill provides the company with various customs and rent guarantees relating to warehouses and offices in Norway. The total guaranteed was $2.9 million as at June 30, 2016 and $2.9 million at December 31, 2015.
Archer transactions
Engineering Services
North Atlantic Drilling received certain technical vessel and rig services from subsidiaries of Archer Ltd. The charged amount was $0.9 million and $1.0 million for the six months period ended June 30, 2016 and 2015, respectively. These amounts are included in vessel and rig operating expenses. Archer is a company in which Seadrill is a large shareholder.
Transactions with Sevan Drilling
Management services
Pursuant to the secondment agreement with Sevan Drilling our Chief Financial Officer has been seconded to North Atlantic Management from Sevan Drilling Management AS, a subsidiary of Seadrill and Sevan Drilling Limited. The fee was $0.3 million and nil for the six months period ended June 30, 2016 and 2015, respectively.
Transactions with Frontline
Management Services
The Company and its subsidiaries incorporated in Bermuda receive corporate secretarial and certain other administrative services applicable to the jurisdiction of Bermuda from Frontline Management (Bermuda) Ltd. The fee was less than $0.2 million and $1.0 million for the six month period ended June 30, 2016 and 2015, respectively.  Frontline Management (Bermuda) Ltd. is a wholly owned subsidiary of Frontline Ltd., a company in which Hemen Holding Limited is a large shareholder.
Transactions with Seatankers
Management services
The Company receives corporate management and director services through Seatankers Management Norway AS. The fee was $0.2 million and nil for the six month periods ended June 30, 2016 and 2015, respectively. Seatankers Management Norway AS a company which is an affiliate of Hemen.

Ship Finance transactions
Sale and leaseback contract
The Company entered into sale and leaseback transaction with SFL Linus Ltd, a Ship Finance subsidiary, for the jack-up rig, West Linus, in June 2013.  The West Linus was sold for a total consideration of $600 million and then chartered back to North Atlantic Drilling on a bareboat charter in a period of 15 years. Under the sale and leaseback transaction North Atlantic Drilling was granted four repurchase options for the unit.  The West Linus was delivered from the yard in February 2014. Ship Finance also has an option to sell the rig back to North Atlantic Drilling at the end of the charter period.  As at June 30, 2016, the unit is reported under Drilling Units in the Company's balance sheet. Additional disclosure about the VIE has been provided in Note 20.
$125 million Loan Facility:
Ship Finance granted the VIE company, SFL Linus Ltd, an unsecured loan of $195 million in June 2013 to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. The proceeds of this loan were used to finance the acquisition of the West Linus. The loan did not bear interest until the rig was delivered from the yard. The loan was reduced to $125 million in the period ended March 31, 2014. As at June 30, 2016 the outstanding balance of the loan is $125 million (December 31, 2015: $125 million) and is presented as long term debt to related parties on our balance sheet. The facility bears an interest rate of 4.5% per annum. Interest charged for the six month period ended June 30, 2016 was $2.8 million (six month period ended June 30, 2015: $2.8 million).
Related Party Balances
(In millions of US$)	June 30, 2016	December 31, 2015
Related party receivables
Seadrill	8.2	4.7
Total related party receivables	8.2	4.7

Related party payables
Seadrill	26.7	16.6
Ship Finance International	—	23.2
Total related party payables	26.7	39.8

Long term debt to related party
US$600 Bond, Seadrill Ltd share 31.1%	186.6	186.6
NOK1,500 Bond, Seadrill Ltd share 5.5%	9.8	9.4
Long term related party loan from Ship Finance *	123.4	125.0
Total long term debt to related party	319.8	321.0

Receivables and payables with related parties arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled monthly in arrears.
Other than the loans specifically mentioned, the amounts due to and from Seadrill Limited and its subsidiaries under business operations are unsecured, interest-free and intended to be settled in the ordinary course of business.

The Company presents balances due to/from Ship Finance on a net basis, due to the fact there is a right of offset established in the long-term loan agreements, and the balances are intended to be settled on a net basis. As at June 30, 2016 the Company has presented receivable balances (current assets) of $1.7 million that have been offset against the Long-term debt due to related parties (non-current liabilities) of $125.0 million. As at December 31, 2015, nil was offset.
Note 18 – Risk management and financial instruments
The majority of the Company's gross earnings from our drilling units are receivable in US dollars and the majority of the Company's other transactions, assets and liabilities are denominated in US dollars, the functional currency of the Company. However, the Company has operations and assets in countries with currency other than US dollars and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, and to the impact of changes in currency exchange rates on primarily NOK denominated debt.  The Company is also exposed to changes in interest rates on floating interest rate debt. There is thus a risk that currency and interest rate fluctuations may have a positive or negative effect on the value of the Company's cash flows.
Interest rate risk management
The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps. The Company's objective is to obtain the most favorable interest rate borrowings available without risking exposure to fluctuating interest rates. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.
Interest rate swap agreements not qualified for hedge accounting
As at June 30, 2016, the Company had interest rate swap agreements with an outstanding principal amount of $900 million  (December 31, 2015: $1,300 million). The agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "(Loss)/gain from derivative financial instruments." The total fair value of the interest rate swaps outstanding at June 30, 2016 amounted to a gross and net liability of $28.1 million, and an asset of nil  (December 31, 2015: gross and net liability $25.9 million, and an asset $1.5 million).
The Company's outstanding interest rate swap agreements as of June 30, 2016 were as follows:
Outstanding principal	Receive rate	Pay rate	Length of contract
(In US$ millions)
100	3 month LIBOR	2.74%	May 2012 - May 2017
200	3 month LIBOR	2.57%	June 2012 - June 2017
100	3 month LIBOR	2.56%	June 2012 - June 2017
100	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	1.15%	Dec 2012 – Dec 2019
200	3 month LIBOR	2.92%	Mar 2016 - Mar 2021

Interest rate hedge accounting
The Ship Finance subsidiary consolidated by the Company as a VIE, SFL Linus Ltd, (refer to Note 20 - Variable Interest Entities) has entered into interest rate swap agreements in order to mitigate its exposure to variability in cash flows for future interest payments on the loan taken out to finance the acquisition of West Linus. These interest rate swaps qualify for hedge accounting and any changes in their fair value are included in "Other comprehensive income". Below is a summary of the notional amount, fixed interest rate payable and duration of the interest rate swaps.
Outstanding principal	Receive rate	Pay rate	Length of contract
(in US$ Millions)
180.0	3 month LIBOR	1.77%	Dec 2013 - Dec 2018
4.0	2 month LIBOR	2.01%	Mar 2014 - Nov 2018
4.0	1 month LIBOR	2.01%	Mar 2014 - Oct 2018

The total fair value of the interest rate swaps outstanding at June 30, 2016 amounted to a liability of $4.1 million (December 31, 2015: a liability of $2.3 million). In the six month period ended June 30, 2016, the above VIE Ship Finance subsidiary has recorded fair value losses on interest rate swaps of $1.8 million (six month period ended June 30, 2015: $0.5 million fair value losses). Gains or losses are recorded by the VIE in "Other comprehensive income", but due to its ownership by Ship Finance this is allocated to "Non-controlling interest" in our statement of changes in equity.  Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore North Atlantic Drilling, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the six month period ended June 30, 2016 and 2015.
Cross currency interest rate swaps not qualified for hedge accounting
At June 30, 2016 the Company had outstanding cross currency interest rate swaps with a principal amount of $253.5 million (December 31, 2015: $253.5 million). These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "(Loss)/gain from derivative financial instruments". The total fair value of cross currency interest rate swaps outstanding at June 30, 2016 amounted to a liability of $89.7 million (December 31, 2015: a liability of $98.6 million). The fair value of the cross currency interest rate swaps are classified within "Other current liabilities" in the balance sheet.
Foreign currency risk management
The Company uses foreign currency spot and forward contracts to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under "Other current assets" if the contracts have a net positive fair value, and under "Other current liabilities" if the contracts have a net negative fair value. As at June 30, 2016, the Company had no outstanding foreign currency forwards. The Company had no foreign currency forward contracts outstanding as at December 31, 2015.

The gains and losses of the derivatives recognized in the Statement of Operations, which include net interest settlements on the agreements, were as follows:
(In millions of US$)	Three month period ended June 30,		Six month period ended June 30,
	2016	2015	2016	2015
Interest rate swaps	(3.8)	0.8	(13.2)	(9.3)
SFL Linus Interest rate swaps	(0.5)	—	(1.1)	(0.8)
Cross currency interest rate swap agreements	(4.2)	6.6	6.1	(14.0)
Foreign currency agreements	—	1.4	(0.3)	(1.4)
Total Derivatives Gain/(Loss)	(8.5)	8.8	(8.5)	(25.5)

Fair values
The carrying value and estimated fair value of the Company's financial instruments at June 30, 2016 and December 31, 2015 are as follows:
	June 30, 2016		December 31, 2015
(In millions of US$)	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents	80.0	80.0	150.9	150.9
Restricted cash	6.1	6.1	6.5	6.5
Current portion of long-term debt	1,168.1	1,168.1	218.1	218.1
Long-term floating rate debt	328.5	328.5	1,335.9	1,335.9
$600 million fixed interest bond	85.2	413.4	222.7	413.4
NOK 1,500 million floating interest bond	60.1	169.2	84.5	161.2
$600 million fixed interest bond - owned by related party	38.5	186.6	100.6	186.6
NOK 1,500 million floating interest bond - owned by related party	3.5	9.8	4.8	9.4
Long term fixed interest loan to related party	125.0	125.0	125.0	125.0

The carrying value of cash and cash equivalents, which are highly liquid, and restricted cash, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.
The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly and usually in the range between every one to six months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. The Company has categorized this at level 2 on the fair value measurement hierarchy.
The fair value of the $600 million bond and the NOK 1,500 million are based at the price it is trading at on June 30, 2016 and December 31, 2015. The Company has categorized this at level 1 on the fair value measurement hierarchy.

The fair value of the loan provided by Ship Finance to SFL Linus Ltd is estimated to be equal to the carrying value as the loan was entered into on arm's length terms and accrues interest which is repaid quarterly. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. The Company has categorized this at level 2 on the fair value measurement hierarchy. Refer to Note 17 - Related party transactions for more information.
Financial instruments that are measured at fair value on a recurring basis:
		June 30, 2016		December 31, 2015
(In millions of US$)	Fair value hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Interest rate swaps - current assets	Level 2	—	—	1.5	1.5

Liabilities
Interest rate swaps - short term liabilities	Level 2	28.1	28.1	25.9	25.9
Interest rate swaps qualified for hedge accounting - long term liabilities	Level 2	4.1	4.1	2.3	2.3
Cross currency swap - short term liabilities	Level 2	89.7	89.7	98.6	98.6

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).
Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
The fair values of interest rate swaps, cross currency swaps and forward exchange contracts are calculated using well-established independent valuation techniques, using the income method approach, applied to contracted cash flows and LIBOR and NIBOR interest rates as of June 30, 2016.
As of June 30, 2016 and December 31, 2015 liabilities or assets related to financial and derivative instruments are presented at gross amounts where the Company does not have the right of offset. The amounts are included in our fair value table above.

Credit risk
The Company has financial assets, including cash and cash equivalents, restricted cash, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral.
The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to the Company.
Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Nordea Bank Finland Plc and Danske Bank A/S.  The Company considers these risks to be remote.
There is a concentration of credit risk with respect to revenue as the Company has customers that represent more than 10% of total revenues. Refer to Note 3 - Segment Information for an analysis of the Company's revenue by customer.
Note 19 – Commitments and contingencies
Pledged assets
The book value of assets pledged under mortgages and overdraft facilities as at June 30, 2016 was $2,635.6 million.
Newbuilding Commitments
As of June 30, 2016, the Company no longer has any contractual commitments for the West Rigel semi-submersible rig, due to the arrangements made with the shipyard. Refer to Note 21 for more information.
Legal Proceedings
From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities. Other than as disclosed below, we believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of June 30, 2016.

In December 2014, a purported shareholder class action lawsuit, Fuchs et al. v. Seadrill Limited et al., No. 14-cv-9642 (LGS)(KNF), was filed in US Federal District Court in the Southern District of New York, alleging, among other things, that Seadrill and certain of its executives made materially false and misleading statements in connection with the payment of dividends. In January 2015, a second purported shareholder class action  lawsuit, Heron v. Seadrill Limited et al., No. 15-cv-0429 (LGS)(KNF), was filed in the same court on similar grounds. In March 2015, a third purported shareholder class action lawsuit, Glow v. Seadrill Limited et al., No. 15-cv-1770 (LGS)(KNF), was filed in the same court on similar grounds. On March 24, 2015, the court consolidated these complaints into a single action. On June 23, 2015 the court appointed co-lead plaintiffs and co-lead counsel and ordered the co-lead plaintiffs to file a single consolidated amended by complaint by July 23, 2015.
The amended complaint was filed on July 23, 2015 including North Atlantic Drilling as a defendant. It alleges, among other things, that Seadrill Limited, North Atlantic Drilling and certain of our and its executives made materially false and misleading statements in connection with the payment of dividends, the failure to disclose the risks to the Rosneft transaction as a result of various enacted government sanctions and the inclusion in backlog of $4.1 billion attributable to the Rosneft transaction.
The defendants filed their Motion to Dismiss the Complaint on October 13, 2015. The plaintiffs, in turn, filed their Opposition to the Motion to Dismiss on November 12, 2015 and Defendants filed the Reply Brief on December 4, 2015.
On June 21, 2016 the court issued an order granting the defendants' Motion to Dismiss. On July 15, 2016 the Court entered a judgment dismissing the Complaint with prejudice. The thirty days' appeal period has expired without appeal and the matter is therefore closed.
In addition, the Company has received voluntary requests for information from the US Securities and Exchange Commission concerning, among other things, statements in connection with its payment of dividends, inclusion of contracts in the Company's backlog, and its contracts with Rosneft.
Other Matters
North Atlantic Drilling, and all other offshore contractors that are members of the Norwegian Shipowners' Association, lost a Norwegian court case in July 2015 concerning the pension rights of night shift compensation for offshore workers. The case was appealed to the Supreme Court of Norway and the hearing was held in June 2016. The Supreme Court of Norway ruled in favor of the members of the Norwegian Shipowners' Association, and as such the Company does not consider there to be any remaining contingent liability.
In February 2016 the Company was notified of customer claims that are potentially material to our financial statements. After an initial assessment including advice from external counsel, the Company fully refutes the validity of these claims and will take appropriate actions related to our position. The client has withheld amounts from invoice payments due in the first quarter of 2016, which total $36.2 million. No provision has been recognized in relation to these claims.
Note 20 - Variable Interest Entity (VIE)
As of June 30, 2016, the Company leased a jack-up rig from the VIE under a capital lease. The shares in North Atlantic Linus Ltd, which owned the jack-up rig, was sold by the Company to Ship Finance Ltd on June 30, 2013, while the West Linus rig was simultaneously leased back by the Company on a bareboat charter contract for a term of 15 years. The Company has four options to repurchase the unit during the charter period, and an obligation to purchase the asset at the end of the 15 year lease period.

The Company has determined that the Ship Finance subsidiary, which owns the rig, is a VIE, and that North Atlantic Drilling is the primary beneficiary of the risks and rewards connected with the ownership of the rig and the charter contract. Accordingly, the VIE is consolidated in our financial statements. The Company did not record any gain or loss from the sale of the shares, as the assets and liabilities continued to be reported at its original cost in the Company's balance sheet at the time of the transaction. At June 30, 2016, the asset is reported under Drilling unit in the Company's balance sheet. Refer also to Note 17 - Related party transactions for additional details about the sales and leaseback contract.
The following table gives a summary of the sale and leaseback arrangement, as of June 30, 2016:
Unit	Effective from	Sale value (in US$ millions)	First repurchase option (in US$ millions)	Month of first repurchase option	Last repurchase option (in US$ millions)	Month of last repurchase option
West Linus	June 30, 2013	600	370	On the 5th anniversary*	170	On the 15th anniversary*
* Anniversaries of the Drilling Contract Commencement Date
Ship Finance has a right to require North Atlantic Drilling to purchase the rig on the 15th anniversary for the price of $100 million if North Atlantic Drilling doesn't exercise the final repurchase option.
The bareboat charter rate is set on the basis of a Base LIBOR Interest Rate for the bareboat charter contract, and thereafter adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for the contract. A summary of the bareboat charter rate per day is given below. The amounts shown are based on the Base LIBOR Interest Rate.  These lease costs are eliminated on consolidation.
		(In thousands of US$)
Unit	Base LIBOR interest rate	2017	2018	2019	2020	2021
West Linus	1%	222	222	173	140	140

The assets and liabilities in the accounts of the VIE as at June 30, 2016 are as follows:
(In millions of US$)	June 30, 2016	December 31, 2015

Investment in Finance Lease	507.3	530.4
Amounts due from related parties	0.2	0.2
Total assets	507.5	530.6

Current portion of long-term debt	51.4	51.4
Short-term related party liability	—	23.2
Accrued expenses	0.1	—
Total current liability	51.5	74.6

Interest bearing debt	328.5	302.3
Long-term debt due to related parties	123.3	125.0
Derivative instruments - payable	4.1	2.3
Total non-current liabilities	455.9	429.6

Accumulated Other Comprehensive Income	(3.9)	(2.1)
Retained earnings	4.0	28.5
Total stockholders' equity	0.1	26.4

Total liabilities and stockholders' equity	507.5	530.6

Book value of the drilling unit in the Company's consolidated accounts	548.4	559.1

The Company presents balances due to/from Ship Finance on a net basis, due to the fact there is a right of offset established in the long-term loan agreements, and the balances are intended to be settled on a net basis. As at June 30, 2016 the Company has presented receivable balances (current assets) of $1.7 million that have been offset against the Long-term debt due to related parties (non-current liabilities) of $125.0 million. As at December 31, 2015, nil was offset.
Note 21 - Asset held for Sale
On December 2, 2015, the Company signed an amendment with Jurong Shipyard ("Jurong") for the deferral of the delivery of the semi-submersible drilling unit, the West Rigel (the "Unit"). The deferral period originally lasted until June 2, 2016, but was then subsequently extended to September 2, 2016.
Following completion of the deferral period the Company and Jurong have agreed to form a Joint Asset Holding Company for joint ownership of the Unit, to be owned 23% by the Company and 77% by Jurong, in the event no employment is secured for the Unit and no alternative transaction is completed. Until the end of the deferral period, the Company will continue to market the unit for an acceptable drilling contract, and the Unit will remain at the Jurong Shipyard in Singapore. The Company and Jurong may also consider other commercial opportunities for the Unit during this period. However, based on current market conditions, management deems the most probable outcome to be that the Unit will be contributed to the Joint Asset Holding Company.
As a result, the Company classified the West Rigel drilling unit as "Held for Sale" in the Company's Balance Sheet.  This resulted in a loss being recognized in the year ended December 31, 2015 of $82.0 million, which was the difference between the net book value of the unit of $210.4 million, compared to the expected recoverable value of the Company's investment in the Joint Asset Holding Company of $128.4 million.  The loss was recognized in "Loss on disposal" in the Statement of Operations.
(In millions of US$)	Six months ended June 30, 2016	Year ended December 31, 2015
Opening balance at the beginning of the period	128.4	—
West Rigel newbuild investment, classified as held for sale	—	210.4
Loss on disposal	—	(82.0)
Closing balance at the end of the period	128.4	128.4

Note 22 - Subsequent Events
The Company has evaluated subsequent events after the balance sheet date through the date the accompanying consolidated financial statements became available to be issued. There have been no significant subsequent events not described herein.